KH 3/11

SECURIT 14046292 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2014
Washington DC
404

SEC FILE NUMBER
8-44344

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H. RIVKIN & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 WEST DELAWARE AVENUE
(No. and Street)

PENNINGTON	NJ	08534
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VAN DUYNE, BRUNO & CO., P.A.
(Name – *if individual, state last, first, middle name*)

18 HOOK MOUNTAIN ROAD	PINE BROOK	NJ	07058
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12/14

OATH OR AFFIRMATION

I, HAROLD RIVKIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H. RIVKIN & COMPANY, INC., as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

Patricia Nicole LaRosee
Notary Public of New Jersey
My commission expires:
May 5, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H. RIVKIN AND COMPANY, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
(OTHER LEGAL AND REGULATORY REQUIREMENTS)

December 31, 2013 and 2012

H. RIVKIN AND COMPANY, INC.

TABLE OF CONTENTS

December 31, 2013 and 2012

Van Duyne, Bruno & Co., P.A.
Certified Public Accountants & Advisors

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
of H. Rivkin & Company, Inc.

We have audited the accompanying financial statements of H. Rivkin & Company, Inc. (a New York corporation), which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of operations and comprehensive income (loss), changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H. Rivkin & Company, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

18 Hook Mountain Road, P.O. Box 896, Pine Brook, NJ 07058 ▪ Tel: (973) 808-1445 ▪ Fax: (973) 808-1613 ▪ Email: info@vb-cpa.com

312 Shrewsbury Avenue, Red Bank, NJ 07701 ▪ Tel: (732) 741-1075

Report on Other Legal and Regulatory Requirements

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the statements of net capital pursuant to SEC Rule 15c3-1, haircut analysis, schedule of non-allowable assets, schedule of aggregate indebtedness and reconciliation of the computation of net capital pursuant to SEC Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Van Duyne, Bruno & Co.

Pine Brook, NJ

February 18, 2014

H. RIVKIN AND COMPANY, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31,

ASSETS

	2013	2012
Current assets		
Cash	$ 101,657	$ 110,854
Broker receivable	-	4,691
Inventory - securities	56,079	174,796
Prepaid expenses	6,590	16,154
Deferred tax asset	90,077	41,807
Total current assets	254,403	348,302
Property, plant, and equipment		
Machinery and equipment	30,951	30,951
Furniture and fixtures	18,375	18,375
	49,326	49,326
Less: accumulated depreciation	49,326	49,326
Net property, plant and equipment	-	-
Total assets	$ 254,403	$ 348,302

LIABILITIES AND STOCKHOLDERS' EQUITY

	2013	2012
Current liabilities		
Accounts payable	$ 541	$ 690
Commissions payable	-	5,272
Broker payable	6,864	-
Income tax payable	1,000	1,525
Payroll taxes payable	2,138	2,684
Accrued expenses	8,500	10,500
Total current liabilities	19,043	20,671
Long term liabilities		
Loan payable - officer	11,500	-
Total liabilities	30,543	20,671
Stockholders' equity		
Common stock - par value $1.00		
Authorized - 200,000 shares		
Issued - 25,000 shares		
Outstanding - 25,000 shares	25,000	25,000
Additional paid-in capital	194,159	194,159
Accumulated other comprehensive income	31,463	46,291
Retained earnings (accumulated deficit)	(26,762)	62,181
Total stockholders' equity	223,860	327,631
Total liabilities and stockholders' equity	$ 254,403	$ 348,302

See notes to the financial statements.

H. RIVKIN AND COMPANY, INC.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
For The Years Ended December 31,

	2013	2012
Revenue		
Commission income	$ 307,044	$ 603,530
Trading income	-	2
Interest and dividend income	4,543	5,337
Total revenue	$ 311,587	$ 608,869
Operating expenses		
Officer's salaries	23,000	90,000
Office salaries	183,888	321,996
Commission	3,665	-
Advertising and promotion	525	1,092
Travel and entertainment	3,021	6,835
Telephone	10,867	13,641
Rent	31,200	30,200
Pension expense and employee benefits	32,894	24,858
Legal and professional services	19,301	21,308
Licenses and registration	7,649	8,542
Payroll and miscellaneous taxes	15,592	40,438
Dues, publications, and seminars	1,568	862
Office, stationery and printing	8,541	10,564
Postage and delivery	830	1,400
Clearing costs	74,603	63,052
Insurance	2,704	2,024
Lease expense	3,619	5,439
Quotes and research	22,941	38,491
Bank charges and miscellaneous	1,393	882
Total operating expenses	447,801	681,624
Loss from operations	(136,214)	(72,755)
Interest expense	-	551
Loss before income tax	(136,214)	(73,306)
Income tax provision	(1,000)	(3,025)
Deferred tax benefit	48,270	10,238
Net loss	(88,943)	(66,093)
Other comprehensive income (loss), net of tax		
Unrealized gain (loss) on securities	(14,828)	46,291
Total comprehensive loss	$ (103,771)	$ (19,802)

See notes to the financial statements.

H. RIVKIN AND COMPANY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For The Years Ended December 31, 2013 and 2012

	Total	Common stock par value $1.00	Additional paid -in capital	Accumulated other comprehensive income (loss)	Retained earnings (Accumulated deficit)
~alance at beginning of year - January 1,	$ 347,433	$ 25,000	$ 194,159	$ -	$ 128,274
Other comprehensive income	46,291	-	-	46,291	-
et loss - December 31, 2012	(66,093)	-	-	-	(66,093)
:ockholders' equity at December 31, 2012	327,631	25,000	194,159	46,291	62,181
ther comprehensive loss	(14,828)	-	-	(14,828)	-
Net loss - December 31, 2013	(88,943)	-	-	-	(88,943)
Stockholders' equity at December 31, 2013	$ 223,860	$ 25,000	$ 194,159	$ 31,463	$ (26,762)

See notes to the financial statements.

H. RIVKIN AND COMPANY, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31,

	2013	2012
Cash flows from operating activities		
Net loss	$ (88,943)	$ (66,093)
Adjustments to reconcile net loss to net cash used in operating activities		
Deferred tax benefit	(48,270)	(10,238)
(Increase) decrease in broker receivable, net of unrealized gain	(10,136)	115,336
Decrease in inventory account	118,717	3,026
(Increase) decrease in prepaid expenses	9,564	(15,577)
Increase (decrease) in accounts payable	(149)	325
Decrease in commissions payable	(5,272)	(28,712)
Increase in broker payable	6,864	-
Decrease in income tax payable	(525)	(580)
Decrease in payroll taxes payable	(546)	(64)
Decrease in accrued expenses	(2,000)	(4,935)
Net cash used in operating activities	(20,697)	(7,514)
Cash flows from financing activities		
Loan payable - officer	11,500	-
Net cash provided by financing activities	11,500	-
Net decrease in cash	(9,197)	(7,514)
Cash at January 1	110,854	118,367
Cash at December 31	$ 101,657	$ 110,854
Supplemental disclosures		
Cash paid during the year for interest	$ -	$ 551
Cash paid during the year for income taxes	$ 1,000	$ 3,025

See notes to the financial statements.

Note 1 – Summary of Significant Accounting Policies

This summary of significant accounting policies of H. Rivkin and Company, Inc. (The Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Business activity

The Company is a registered broker dealer with the Financial Industry Regulatory Authority (FINRA) and is active in the secondary market for equities, corporate bonds, and bank loans.

Method of accounting

The books for accounting reflect transactions on the accrual method of accounting. For income tax reporting the Company has adopted the cash method.

Cash and cash equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, money market accounts, and investment grade commercial paper that are readily convertible into cash and purchased with original maturities of three months or less.

Property, plant, and equipment

Property, plant, and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for property, plant and equipment are 5 years.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses amounted to $525 and $1,092 for December 31, 2013 and 2012 respectively.

Statement of cash flows

The Company in compliance with Accounting Standards Codification (ASC) Topic 230, Statement of Cash Flows, and has adopted the indirect method of presenting its statement of cash flows.

Note 1 – Summary of Significant Accounting Policies (continued)

Investments – Inventory and fair value

The Company classifies its debt and marketable equity securities into held-to-maturity, trading, or available-for-sale categories. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale. Held-to-maturity securities are recorded as either short-term or long-term on the balance sheet based on contractual maturity date and are stated at amortized cost. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Debt and marketable equity securities not classified as held-to-maturity or as trading are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in shareholders' equity.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability.

The fair value of substantially all securities is determined by quoted market prices and are classified as Level 1.. The estimated fair value of securities for which there are no quoted market prices is based on similar types of securities that are traded in the market and are classified as Level 2. Gains or losses on securities sold are based on the specific identification method.

Note 1 – Summary of Significant Accounting Policies (continued)

Income taxes

Income taxes are based on financial statement income with a deferred tax provision (if applicable) to reflect the tax effect of timing differences between financial statement income and taxable income. Effective January 1, 1993, the Company has adopted Accounting Standards Codification (ASC) Topic 740 for its accounting of income taxes. This standard requires an asset and a liability approach for financial accounting and reporting for income taxes and supersedes all other prior accounting pronouncements on this matter.

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year. A deferred tax liability or asset is recognized for the future tax temporary differences and/or carryforwards. (See Note 10).

Financial instruments

The Company's financial instruments are cash and cash equivalents, brokers receivable, inventory - securities, accrued expenses, payroll taxes payable and income taxes payable. The recorded values of cash and cash equivalents, brokers receivable, accrued expenses and related payables, payroll taxes payable and income taxes payable approximate their fair values based on their short-term nature.
The recorded values of inventory - securities approximate their fair value based on market quotes.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions

Securities transactions (and related commission revenue and expenses if applicable) are recorded on a settlement date basis.

Note 2 – Cash and Cash Equivalents

At times during the year, the Company maintained balances in bank accounts which exceeded the federally insured limit of $250,000. These balances fluctuated during the year. Management monitors regularly the financial condition of the banking institutions along with their balances of cash and cash equivalents and tries to keep the risk to a minimum.

Note 3 - Brokers' Receivable

The clearing and depository operations for the Company's transactions are provided by COR Clearing LLC (2013) and Apex Clearing Corporation (2012). At December 31, 2013 and 2012 the account balances of $0 and $4,691 represented trading profits settled in 2013 and 2012 respectively that had not been transferred by the clearing house until 2014 and 2013 respectively.

Note 4 – Inventory Securities

The Company's inventory – securities is comprised of equity and debt securities, all of which are classified as trading securities and are carried at their fair value based on the quoted market prices of the securities at December 31, 2013, and December 31, 2012. Net realized and unrealized gains and losses on trading securities are reflected in the statements of income and retained earnings. For purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

The composition of trading securities, classified as current assets, is as follows at December 31, 2013, and December 31, 2012:

	December 31, 2013		December 31, 2012	
	Cost	Fair Value	Cost	Fair Value
Common stock	$ 16,045	$ 31,704	$ 16,045	$ 150,421
Corporate Bonds	23,902	24,375	23,902	24,375
Total trading securities	$39,947	$56,079	$ 39,947	$ 174,796

Investment income for the years ended December 31, 2013, and December 31, 2012, consists of the following:

	2013	2012
Gross realized gain from sale of trading securities	$ 0	$ 2
Dividend and interest income	4,543	5,337
Net unrealized holding gains (losses)	(14,828)	46,291
Net investment income (loss)	($ 10,285)	$ 51,630

Note 5 – Property, Plant & Equipment

Depreciation expense of property, plant, and equipment amounted to $0 and $0 for December 31, 2013 and 2012 respectively.

Note 6 – Prepaid Expenses

Prepaid expenses at December 31, 2013 and 2012 are summarized as follows:

	2013	2012
Prepaid FINRA fees	$ 1,590	$ 1,495
Prepaid clearing fees	5,000	14,659
Total	$ 6,590	$ 16,154

Note 7 - Commitments

The Company leases office space in New Jersey. The lease expired during 2013 and rather than entering into a new lease agreement, the Company decided to go month-to-month. The Company has the right to terminate this lease at any time, as does the landlord. The monthly rent expense remained the same, as per the expired lease agreement.

Rent expense amounted to $31,200 and $30,200 for the years ended December 31, 2013 and 2012 respectively.

Note 8 – Net Capital Requirement

As a registered broker-dealer and member firm of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. It computes its net capital under the aggregate indebtedness method, which requires that minimum net capital be equal to the greater of $100,000 or 66 2/3% of aggregate indebtedness, as defined. At December 31, 2013, the Company had net capital of $131,916 which exceeded its required net capital by $31,916.

Note 9 – Loan Payable – Officer

Harold Rivkin, President of the Company, loaned the Company $11,500 in 2013. The loan has no repayment requirements and will be repaid when the Company's cash flow allows it. It is management's opinion that this will not occur until after 2014. There is no interest being accrued on this loan due to its relative immateriality. The outstanding balance of the loan was $11,500 as of December 31, 2013.

Note 10 – Income Taxes

Current income taxes are based on the taxable income for the year, as measured by the current year's tax returns. The deferred tax adjustment is the amount required to adjust the deferred tax asset to that expected benefit to be incurred in future years. An assumption inherent in an enterprise's statements of financial position prepared in accordance with generally accepted accounting principles is that reported amounts of assets and liabilities will be recovered and settled, respectively. Based on that assumption, the deferred tax liability has been estimated using the tax rates in effect at the present time.

Reconciliation between financial statement income and taxable income at December 31, 2013 is as follows:

Financial statement loss before taxes, including Comprehensive income (loss)	$ (152,042)
Adjustments for:	
Permanent differences	10
Temporary differences	5,163
Federal taxable loss	$ (146,869)

Temporary differences are primarily due to the fact the Company is on the cash basis method of accounting for tax return purposes.

The above reconciliation resulted in a deferred tax benefit reflected in the statement of income and retained earnings as follows:

Federal	$ 48,270

For the year ended December 31, 2013, the Company incurred a net operating loss and, accordingly, did not record a provision for Federal income taxes. Such loss was used in the calculation of deferred income taxes since the Company expects to utilize the loss in the future. A provision for state income taxes has been recorded since the states for which the entity has nexus in imposes a tax based on the gross receipts collected.

Note 11 – SIPC Assessment Reconciliation Pursuant To SEC Rule 17a-5(e)(4)

The Company's revenues do not exceed the $500,000 threshold determined by SEC Rule 17a-5(e)(4). Accordingly, the Company is not subject to the additional agreed upon procedures required by SEC Rule 17a-5(e)(4).

Note 12 - Recent accounting pronouncements

ASU 2013-02- Other Comprehensive Income (Topic 220) requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For nonpublic entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2013. Early adoption is permitted.

ASU 2013-03- Financial Instruments (Topic 825) is an amendment which clarifies that the requirement to disclose "the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (Level 1, 2, or 3)" does not apply to nonpublic entities for items that are not measured at fair value in the statement of financial position but for which fair value is disclosed. The amendments are effective upon issuance, February 2013. The adoption of this ASU did not have any impact on the financial statements.

ASU 2013-04- Liabilities (Topic 405) contains amendments to provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this update is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this Update also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments are effective for fiscal years and interim periods within those years beginning after December 15, 2013.

ASU 2013-07- Presentation of Financial Statements (Topic 205) clarifies when an entity should apply the liquidation basis of accounting and provides principles for the measurement of assets and liabilities under the liquidation basis of accounting as well as any required disclosures. The amendments require an entity to prepare its financial statements using the liquidation basis of accounting when liquidation is imminent. Liquidation is imminent when the likelihood is remote that the entity will return from liquidation and either (a) a plan for liquidation is approved by the person or persons with the authority to make such a plan effective and the likelihood is remote that the execution of the plan will be blocked by other parties or (b) a plan for liquidation is being imposed by other forces (for example, involuntary bankruptcy). If a plan for liquidation was specified in the entities governing documents from the entity's inception (for example, limited-life entities), the entity should apply the liquidation basis of accounting only if the approved plan for liquidation differs from the plan for liquidation that was specified at the entity's inception. The amendments are effective for entities that determine liquidation is imminent during annual reporting periods beginning after December 15, 2013. Early adoption is permitted.

Note 12 - Recent accounting pronouncements (continued)

ASU 2013-11- Income Taxes (Topic 740) contains amendments that provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss or tax credit carryforward exists. An unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. For nonpublic entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. Early adoption is permitted.

Note 13 – Subsequent Events

Management has evaluated subsequent events through February 18, 2014, the date on which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION
OTHER LEGAL AND REGULATORY REQUIREMENTS

H. RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
STATEMENT OF NET CAPITAL
PURSUANT TO SEC RULE 15c3-1
December 31, 2013

Total assets	$ 254,403
Less total liabilities	30,543
Net worth	223,860
Add subordinated loans	11,500
Adjusted net worth	235,360
Less non-allowable assets	96,667
Tentative net capital	138,693
Less haircuts	6,777
Net capital	131,916
Required net capital	100,000
Excess net capital	31,916
Aggregate indebtedness	19,043
Aggregate indebtedness to net capital	14.44%

See independent auditor's report.

H. RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
HAIRCUT ANALYSIS
December 31, 2013

Position			
Securites subject to 40% Haircut			
	Long		$ 0
	Short		$ 0
Securites subject to 15% Haircut			
	Long		$ 32,177
	Short		$ 0
Tentative Net Capital		$ 138,692	
Haircuts			
1. -40% Haircut			
	Long		$ 0
	Short		$ 0
2. -15% Haircut on the Greater of the Long or Short			
	Long		$ 4,827
	Short		$ 0
			$ 4,827
Excess haircuts:			
The lesser of long or short less			$ 0
25% of the greaterof the long of short position			$ (8,044)
Excess			$ 0

Undue concentration: (based on 10.00% TNC)

Any security > 500 SHARES & > 32,905

Stock value	Normal H.C.	Undue concentration
$ 0	15%	$ 0

Total undue concentration $ -

Other haircut:

Type	Value	Haircut %	Haircut
Land O Lakes Cap	$ 24,375	8.00%	1,950

Total other haircut $ 1,950

Total haircut $ 6,777

H.RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE OF NON-ALLOWABLE ASSETS
December 31, 2013

Account name	Amount
Prepaid expenses	$ 6,590
Deferred tax asset	90,077
Total non-allowable expenses	$ 96,667

See independent auditor's report.

H. RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE OF AGGREGATE INDEBTEDNESS
December 31, 2013

Account name	Amount
Accounts payable	$ 541
Broker payable	6,864
Payroll taxes payable	2,138
Income tax payable	1,000
Accrued expenses	8,500
Total aggregate indebtedness	$ 19,043

See independent auditor's report.

H. RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO SEC RULE 15c3-1
December 31, 2013

Total net capital per unaudited focus report	$ 141,271
Add: Haircuts per unaudited focus report	6,719
Tentative net capital	147,990
Add: Non-allowable assets per unaudited focus report	31,569
Net worth	179,559
Audit adjusting journal entries-net effect on net worth	55,800
Adjusted net worth	235,359
Less: Non-allowable assets per audited financial statement	96,667
Adjusted tentative net capital per audited financial statement	138,692
Less: Haircuts per audited financial statement	6,777
Total net capital per audited financial statement	$ 131,916

** Any differences between the amended focus report and audited financial statements are deemed immaterial.*

H. RIVKIN & COMPANY, INC.

REPORT OF INDEPENDENT AUDITOR ON INTERNAL CONTROL PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

December 31, 2013

Van Duyne, Bruno & Co., P.A.
Certified Public Accountants & Advisors

Report of Independent Auditor on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

To the Board of Directors of
H. Rivkin & Company, Inc.

In planning and performing our audit of the financial statements of H. Rivkin & Company, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives for determining compliance with the exemptive provisions of Rule 15c3-3 and those stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of or aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

18 Hook Mountain Road, P.O. Box 896, Pine Brook, NJ 07058 ▪ Tel: (973) 808-1445 ▪ Fax: (973) 808-1613 ▪ Email: info@vb-cpa.com
312 Shrewsbury Avenue, Red Bank, NJ 07701 ▪ Tel: (732) 741-1075

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Van Duyne, Bruno & Co

February 18, 2014

H. RIVKIN AND COMPANY, INC.

INDEPENDENT AUDITOR'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

December 31, 2013

Van Duyne, Bruno & Co., P.A.
Certified Public Accountants & Advisors

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
H. Rivkin and company, Inc.

Pursuant to Rule 17a-5(e) (4) of the Securities Exchange Act of 1934, we have performed the following procedures with respect to the accompanying schedule of Securities Investor Protection Corporation Assessment and Payment of H. Rivkin and Company, Inc. for the year ended December 31, 2013. Our procedures were performed solely to assist the Company in complying with Rule 17a-5(e) (4) and, accordingly, our report is not to be used for any other purpose. The procedures we performed were as follows:

(1) Compared listed assessment payments with respective cash disbursement record entries

Because the above procedures do not constitute an audit conducted in accordance with auditing standards generally accepted in the United States of America, we do not express an opinion on the schedule referred to above.

For the year ended December 31, 2013 SIPC-6 and SIPC-7 reports were filed by the Company, as is required and was done so in a timely manner.

Van Duyne, Bruno & Co.
February 18, 2014

18 Hook Mountain Road, P.O. Box 896, Pine Brook, NJ 07058 ▪ Tel: (973) 808-1445 ▪ Fax: (973) 808-1613 ▪ Email: info@vb-cpa.com

312 Shrewsbury Avenue, Red Bank, NJ 07701 ▪ Tel: (732) 741-1075

H. RIVKIN AND COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

Note 1 – Summary of Significant Accounting Policies

This summary of significant accounting policies of H. Rivkin and Company, Inc. (The Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Business activity

The Company is a registered broker dealer with the Financial Industry Regulatory Authority (FINRA) and is active in the secondary market for equities, corporate bonds, and bank loans.

Method of accounting

The books for accounting reflect transactions on the accrual method of accounting. For income tax reporting the Company has adopted the cash method.

Cash and cash equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, money market accounts, and investment grade commercial paper that are readily convertible into cash and purchased with original maturities of three months or less.

Property, plant, and equipment

Property, plant, and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for property, plant and equipment are 5 years.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses amounted to $525 and $1,092 for December 31, 2013 and 2012 respectively.

Statement of cash flows

The Company in compliance with Accounting Standards Codification (ASC) Topic 230, Statement of Cash Flows, and has adopted the indirect method of presenting its statement of cash flows.

Note 1 – Summary of Significant Accounting Policies (continued)

Investments – Inventory and fair value

The Company classifies its debt and marketable equity securities into held-to-maturity, trading, or available-for-sale categories. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale. Held-to-maturity securities are recorded as either short-term or long-term on the balance sheet based on contractual maturity date and are stated at amortized cost. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Debt and marketable equity securities not classified as held-to-maturity or as trading are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in shareholders' equity.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability.

The fair value of substantially all securities is determined by quoted market prices and are classified as Level 1.. The estimated fair value of securities for which there are no quoted market prices is based on similar types of securities that are traded in the market and are classified as Level 2. Gains or losses on securities sold are based on the specific identification method.

Note 1 – Summary of Significant Accounting Policies (continued)

Income taxes

Income taxes are based on financial statement income with a deferred tax provision (if applicable) to reflect the tax effect of timing differences between financial statement income and taxable income. Effective January 1, 1993, the Company has adopted Accounting Standards Codification (ASC) Topic 740 for its accounting of income taxes. This standard requires an asset and a liability approach for financial accounting and reporting for income taxes and supersedes all other prior accounting pronouncements on this matter.

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year. A deferred tax liability or asset is recognized for the future tax temporary differences and/or carryforwards. (See Note 10).

Financial instruments

The Company's financial instruments are cash and cash equivalents, brokers receivable, inventory - securities, accrued expenses, payroll taxes payable and income taxes payable. The recorded values of cash and cash equivalents, brokers receivable, accrued expenses and related payables, payroll taxes payable and income taxes payable approximate their fair values based on their short-term nature.
The recorded values of inventory - securities approximate their fair value based on market quotes.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions

Securities transactions (and related commission revenue and expenses if applicable) are recorded on a settlement date basis.

Note 2 – Cash and Cash Equivalents

At times during the year, the Company maintained balances in bank accounts which exceeded the federally insured limit of $250,000. These balances fluctuated during the year. Management monitors regularly the financial condition of the banking institutions along with their balances of cash and cash equivalents and tries to keep the risk to a minimum.

Note 3 - Brokers' Receivable

The clearing and depository operations for the Company's transactions are provided by COR Clearing LLC (2013) and Apex Clearing Corporation (2012). At December 31, 2013 and 2012 the account balances of $0 and $4,691 represented trading profits settled in 2013 and 2012 respectively that had not been transferred by the clearing house until 2014 and 2013 respectively.

Note 4 – Inventory Securities

The Company's inventory – securities is comprised of equity and debt securities, all of which are classified as trading securities and are carried at their fair value based on the quoted market prices of the securities at December 31, 2013, and December 31, 2012. Net realized and unrealized gains and losses on trading securities are reflected in the statements of income and retained earnings. For purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

The composition of trading securities, classified as current assets, is as follows at December 31, 2013, and December 31, 2012:

	December 31, 2013		December 31, 2012	
	Cost	Fair Value	Cost	Fair Value
Common stock	$ 16,045	$ 31,704	$ 16,045	$ 150,421
Corporate Bonds	23,902	24,375	23,902	24,375
Total trading securities	$39,947	$56,079	$ 39,947	$ 174,796

Investment income for the years ended December 31, 2013, and December 31, 2012, consists of the following:

	2013	2012
Gross realized gain from sale of trading securities	$ 0	$ 2
Dividend and interest income	4,543	5,337
Net unrealized holding gains (losses)	(14,828)	46,291
Net investment income (loss)	($ 10,285)	$ 51,630

Note 5 – Property, Plant & Equipment

Depreciation expense of property, plant, and equipment amounted to $0 and $0 for December 31, 2013 and 2012 respectively.

Note 6 – Prepaid Expenses

Prepaid expenses at December 31, 2013 and 2012 are summarized as follows:

	2013	2012
Prepaid tax deposits	$ 1,590	$ 1,495
Prepaid clearing fees	5,000	14,659
Total	$ 6,590	$ 16,154

Note 7 - Commitments

The Company leases office space in New Jersey. The lease expired during 2013 and rather than entering into a new lease agreement, the Company decided to go month-to-month. The Company has the right to terminate this lease at any time, as does the landlord. The monthly rent expense remained the same, as per the expired lease agreement.

Rent expense amounted to $31,200 and $30,200 for the years ended December 31, 2013 and 2012 respectively.

Note 8 – Net Capital Requirement

As a registered broker-dealer and member firm of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. It computes its net capital under the aggregate indebtedness method, which requires that minimum net capital be equal to the greater of $100,000 or 66 2/3% of aggregate indebtedness, as defined. At December 31, 2013, the Company had net capital of $131,916 which exceeded its required net capital by $31,916.

Note 9 – Loan Payable – Officer

Harold Rivkin, President of the Company, loaned the Company $11,500 in 2013. The loan has no repayment requirements and will be repaid when the Company's cash flow allows it. It is management's opinion that this will not occur until after 2014. There is no interest being accrued on this loan due to its relative immateriality. The outstanding balance of the loan was $11,500 as of December 31, 2013.

Note 10 – Income Taxes

Current income taxes are based on the taxable income for the year, as measured by the current year's tax returns. The deferred tax adjustment is the amount required to adjust the deferred tax asset to that expected benefit to be incurred in future years. An assumption inherent in an enterprise's statements of financial position prepared in accordance with generally accepted accounting principles is that reported amounts of assets and liabilities will be recovered and settled, respectively. Based on that assumption, the deferred tax liability has been estimated using the tax rates in effect at the present time.

Reconciliation between financial statement income and taxable income at December 31, 2013 is as follows:

Financial statement loss before taxes, including Comprehensive income (loss)	$ (152,042)
Adjustments for:	
Permanent differences	10
Temporary differences	5,163
Federal taxable loss	$ (146,869)

Temporary differences are primarily due to the fact the Company is on the cash basis method of accounting for tax return purposes.

The above reconciliation resulted in a deferred tax benefit reflected in the statement of income and retained earnings as follows:

Federal	$ 48,270

For the year ended December 31, 2013, the Company incurred a net operating loss and, accordingly, did not record a provision for Federal income taxes. Such loss was used in the calculation of deferred income taxes since the Company expects to utilize the loss in the future. A provision for state income taxes has been recorded since the states for which the entity has nexus in imposes a tax based on the gross receipts collected.

Note 11 – SIPC Assessment Reconciliation Pursuant To SEC Rule 17a-5(e)(4)

The Company's revenues do not exceed the $500,000 threshold determined by SEC Rule 17a-5(e)(4). Accordingly, the Company is not subject to the additional agreed upon procedures required by SEC Rule 17a-5(e)(4).

Note 12 - Recent accounting pronouncements

ASU 2013-02- Other Comprehensive Income (Topic 220) requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For nonpublic entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2013. Early adoption is permitted.

ASU 2013-03- Financial Instruments (Topic 825) is an amendment which clarifies that the requirement to disclose "the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (Level 1, 2, or 3)" does not apply to nonpublic entities for items that are not measured at fair value in the statement of financial position but for which fair value is disclosed. The amendments are effective upon issuance, February 2013. The adoption of this ASU did not have any impact on the financial statements.

ASU 2013-04- Liabilities (Topic 405) contains amendments to provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this update is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this Update also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments are effective for fiscal years and interim periods within those years beginning after December 15, 2013.

ASU 2013-07- Presentation of Financial Statements (Topic 205) clarifies when an entity should apply the liquidation basis of accounting and provides principles for the measurement of assets and liabilities under the liquidation basis of accounting as well as any required disclosures. The amendments require an entity to prepare its financial statements using the liquidation basis of accounting when liquidation is imminent. Liquidation is imminent when the likelihood is remote that the entity will return from liquidation and either (a) a plan for liquidation is approved by the person or persons with the authority to make such a plan effective and the likelihood is remote that the execution of the plan will be blocked by other parties or (b) a plan for liquidation is being imposed by other forces (for example, involuntary bankruptcy). If a plan for liquidation was specified in the entities governing documents from the entity's inception (for example, limited-life entities), the entity should apply the liquidation basis of accounting only if the approved plan for liquidation differs from the plan for liquidation that was specified at the entity's inception. The amendments are effective for entities that determine liquidation is imminent during annual reporting periods beginning after December 15, 2013. Early adoption is permitted.

Note 12 - Recent accounting pronouncements (continued)

ASU 2013-11- Income Taxes (Topic 740) contains amendments that provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss or tax credit carryforward exists. An unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. For nonpublic entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. Early adoption is permitted.

Note 13 – Subsequent Events

Management has evaluated subsequent events through February 18, 2014, the date on which the financial statements were available to be issued.